

Mail Stop 7010

November 13, 2006

via U.S. mail and facsimile

Mr. Christopher F. Virgulak
Executive Vice President and Chief Financial Officer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

> **RE:** **General Cable Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-K/A#1 for the Fiscal Year ended December 31, 2005**
> **Filed November 8, 2006**
> **File No. 001-12983**

Dear Mr. Virgulak:

We have completed our review of your Form 10-K and Form 10-K/A#1 and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief